Filed by Colombier Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

under the Securities Exchange Act of 1934

Subject Company: Colombier Acquisition Corp.

Commission File No. 001-40457

Date: March 7, 2023

Mornings with Maria – Interview with Maria Bartiromo and Omeed Malik

FOX Business

March 7, 2023

Maria Bartiromo: Welcome back. Well, PublicSq., announcing it will merge with Columbier Acquisition Corp and will go public on the New York Stock Exchange. The combined company will trade under the symbol PSQH. And joining me right now is Columbier Acquisition Corp. chairman and CEO, Omeed Malik. Malik, it's great to see you. Thanks very much. Congratulations on this big deal.

Omeed Malik: Thank you so much. I really appreciate it.

Maria Bartiromo: I want to get your take on what the growth of this company will be once you go public. And tell me about, specifically, you're investing in patriotic products. You were a venture capital guy, and now you're looking specifically at this SPAC merger.

Omeed Malik: Absolutely, yeah. We're very excited about taking PublicSq. public, which is going to be the first patriotic-oriented digital marketplace in the country. If you think about it, Americans need alternatives to Amazon, basically. We use Amazon because of its convenience but what people don't realize is that every time you're doing that, you're actually enriching China because most of the products are sourced there. So, I think this is just the beginning and the foundation of what I'm very passionate about, which is a parallel patriotic economy that will sprout up. I have a very strong thesis that we've crossed the Rubicon as it relates to neutrality of companies. The same way we've seen differing governing visions in Florida versus New York. I think we're going to start seeing that in commerce. And it's not just about tastes or people wanting to do this I think it is a question of freedom. You've seen large behemoth incumbents, de-platform people and censor them.

Maria Bartiromo: Yeah.

Omeed Malik: So, when it comes to actually preserving your freedom and liberty, I also think the battlefield will be around commerce, not just politics.

Maria Bartiromo: And, and you are a venture capital investor and you kept getting pitched, uh, replications of woke companies, where founders were thinking, “well, that's so woke, I can come up with something that's made in America, patriotism, and, uh, perhaps that will resonate more with American citizens” and is that what turns you on to this?

Omeed Malik: Well, that's exactly right. And we studied the data. I remember in 2019, I was actually on your show, and you and I looked at each other with bewilderment when the business roundtable declared they were redefining the purpose of a corporation. So, you know, “we didn't start the fire,” as Billy Joel said, they did. They said that it was now going to be about “stakeholders, not shareholders,” which is fine, but why is it that the only stakeholders that were mattering were people who cared about ESG and DEI? And yet, over half the country was being completely ignored. So, this mentality has, uh, you know, for better or for worse now, percolated through American society and 71% of Americans say they want to shop with a company that has their values, and 83% of millennials do.

Maria Bartiromo: Yeah.

Omeed Malik: So, if that's the case, then this is where we are. And this supports my thesis. So, I think it just makes sense to cater to the other half of the country that isn't having any products directed towards them.

Maria Bartiromo: Yeah. I mean, it's amazing that this is where we are at this point, but there's so much divisiveness. Uh, similar to your numbers, a 5W public relations consumer culture report for 2022, found that 71% of Americans are more likely to buy from brands that align with their values. PublicSq. CEO and founder tweeted this - “You don't have to go to Starbucks for your coffee. You don't have to go to Target to buy new clothes. You don't have to go to Amazon for online retail. Ditching woke mega corporations in favor of local shops that share your values is a simple thing that will save America.” Omeed, tell me about 1789 and how you're actually allocating capital in this universe.

Omeed Malik: Yeah, exactly. So, I think that this whole “woke capitalism,” which ESG is a derivative of, has failed tremendously. And that has actually also provided opportunities. We know that ESG is more or less a scam, where folks are just virtue signaling. And corporations could get away with that because there was no competitive environment, but [what] we're doing at 1789 Capital is also launching a private fund to finance private assets from the bottom up. And the interesting [thing] there is that this whole “woke capitalism” has provided an opportunity the same way you're saying. Companies want to take capital from venture firms that are not going to push them into this woke arena. It has also, the ESG mentality, ignored very successful businesses. For example, the entire fossil fuel industry needs financing. We are looking at a deal right now of a coal mining company that has about 100 million of ebitda projected and they can't get a $20 million debt facility because banks are not allowed to loan to them.

Maria Bartiromo: Wow.

Omeed Malik: That's the opportunity right in front of us as well. And so that's why 1789 is there, uh, to fill the void. And of course, this transaction with PublicSq., to me, we wanted to accelerate it and take them public right away, because we want PublicSq. to be the foundation of this parallel economy. And I thought the most elegant way to do that would be [to] having an exchange or a marketplace where the like-minded buyers and sellers can find each other.

Maria Bartiromo: Yeah.

Omeed Malik: You can talk about a parallel economy and have monoline products. But if you can't find the customer, then it's not going to be successful.

Maria Bartiromo: Yeah, it's a great point. Omeed, wish you the best, we'll be watching. Thanks so much for being here this morning. Come back soon.

Omeed Malik: Appreciate it. Thanks, Maria.

* * * * *

Additional Information and Where to Find It

In connection with the proposed transaction (the “Proposed Transaction”), Colombier Acquisition Corp. (“Colombier”) intends to file a registration statement on Form S-4 (as may be amended or supplemented from time to time, the “Form S-4” or the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which will include a preliminary proxy statement and a prospectus in connection with the Proposed Transaction. STOCKHOLDERS OF COLOMBIER ARE ADVISED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT, ANY AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT, THE PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. HOWEVER, THIS DOCUMENT WILL NOT CONTAIN ALL THE INFORMATION THAT SHOULD BE CONSIDERED CONCERNING THE PROPOSED TRANSACTION. IT IS ALSO NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION OR ANY OTHER DECISION IN RESPECT OF THE PROPOSED TRANSACTION. When available, the definitive proxy statement and other relevant documents will be mailed to the stockholders of Colombier as of a record date to be established for voting on the Proposed Transaction. Stockholders and other interested persons will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement, the Registration Statement and other documents filed by Colombier with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov.

Colombier’s stockholders will also be able to obtain a copy of such documents, without charge, by directing a request to: Colombier Acquisition Corp., 214 Brazilian Avenue, Suite 200-A, Palm Beach, FL 33480; e-mail: IRCLBR@longacresquare.com. These documents, once available, can also be obtained, without charge, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

Colombier, PSQ Holdings, Inc. (“PublicSq.”) and their respective directors and executive officers may be deemed participants in the solicitation of proxies of Colombier’s stockholders in connection with the Proposed Transaction. Colombier’s stockholders and other interested persons may obtain more detailed information regarding the names, affiliations, and interests of certain of Colombier executive officers and directors in the solicitation by reading Colombier’s final prospectus filed with the SEC on June 9, 2021 in connection with Colombier’s initial public offering (“IPO”), Colombier’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 22, 2022 and Colombier’s other filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Proposed Transaction, which may, in some cases, be different from those of stockholders generally, will be set forth in the Registration Statement relating to the Proposed Transaction when it becomes available. These documents can be obtained free of charge from the source indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended or an exemption therefrom.

Forward-Looking Statements

This communication may contain forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Any statements other than statements of historical fact contained herein are forward-looking statements. Such forward-looking statements include, but are not limited to, expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding PublicSq. and the Proposed Transaction and the future held by the respective management teams of Colombier or PublicSq., the anticipated benefits and the anticipated timing of the Proposed Transaction, future financial condition and performance of PublicSq. and expected financial impacts of the Proposed Transaction (including future revenue, pro forma enterprise value and cash balance), the satisfaction of closing conditions to the Proposed Transaction, financing transactions, if any, related to the Proposed Transaction, the level of redemptions of Colombier’s public stockholders and the products and markets and expected future performance and market opportunities of PublicSq. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “might,” “strategy,” “opportunity,” “plan,” “project,” “possible,” “potential,” “project,” “predict,” “scales,” “representative of,” “valuation,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, without limitation: (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of Colombier’s securities, (ii) the risk that the Proposed Transaction may not be completed by Colombier’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Colombier, (iii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including, among others, the condition that Colombier has cash or cash equivalents of at least $33 million (subject to reduction for (x) transaction expenses of Colombier and PublicSq., up to an aggregate of $15 million, and (y) the aggregate amount of any private financing transactions by PublicSq. consummated prior to closing in accordance with the terms of the Merger Agreement (as defined below)), and the requirement that the definitive agreement related to the business combination between Colombier and PublicSq. (the “Merger Agreement”) and the transactions contemplated thereby be approved by the stockholders of Colombier and by the stockholders of PublicSq., respectively, (iv) the failure to obtain regulatory approvals, as applicable, required to consummate the Proposed Transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the Proposed Transaction on PublicSq.'s business relationships, operating results, and business generally, (vii) risks that the Proposed Transaction disrupts current plans and operations of PublicSq., (viii) the outcome of any legal proceedings that may be instituted against PublicSq. or against Colombier related to the Merger Agreement or the Proposed Transaction, (ix) the ability to maintain the listing of Colombier’s securities on a national securities exchange, (x) changes in the competitive market in which PublicSq. operates, variations in performance across competitors, changes in laws and regulations affecting PublicSq.'s business and changes in the combined capital structure, (xi) the ability to implement business plans, growth, marketplace and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities, (xiii) the potential inability of PublicSq. to achieve its business and customer growth and technical development plans, (xiv) the ability of PublicSq. to enforce its current or future intellectual property, including patents and trademarks, along with potential claims of infringement by PublicSq. of the intellectual property rights of others, (xv) risk of loss of key influencers, media outlets and promoters of PublicSq.’s business or a loss of reputation of PublicSq. or reduced interest in the mission and values of PublicSq. and the segment of the consumer marketplace it intends to serve and (xvi) the risk of economic downturn, increased competition, a changing regulatory landscape and related impacts that could occur in the highly competitive consumer marketplace, both online and through “bricks and mortar” operations. The foregoing list of factors is not exhaustive. Recipients should carefully consider such factors and the other risks and uncertainties described and to be described in the “Risk Factors” section of Colombier’s initial public offering prospectus filed with the SEC on June 9, 2021, Colombier’s Annual Report on Form 10-K filed for the year ended December 31, 2021, as filed with the SEC on March 22, 2022 and subsequent periodic reports filed by Colombier with the SEC, the Registration Statement to be filed by Colombier in connection with the Proposed Transaction and other documents filed or to be filed by Colombier from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Recipients are cautioned not to put undue reliance on forward-looking statements, and neither PublicSq. nor Colombier assume any obligation to, nor intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Neither PublicSq. nor Colombier gives any assurance that either PublicSq. or Colombier, or the combined company, will achieve its expectations.

Information Sources; No Representations

The communication furnished herewith has been prepared for use by Colombier and PublicSq. in connection with the Proposed Transaction. The information therein does not purport to be all-inclusive. The information therein is derived from various internal and external sources, with all information relating to the business, past performance, results of operations and financial condition of Colombier derived entirely from Colombier and all information relating to the business, past performance, results of operations and financial condition of PublicSq. derived entirely from PublicSq. No representation is made as to the reasonableness of the assumptions made with respect to the information therein, or to the accuracy or completeness of any projections or modeling or any other information contained therein. Any data on past performance or modeling contained therein is not an indication as to future performance.

No representations or warranties, express or implied, are given in respect of the communication. To the fullest extent permitted by law in no circumstances will Colombier or PublicSq, or any of their respective subsidiaries, affiliates, shareholders, representatives, partners, directors, officers, employees, advisors or agents, be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of the this communication (including without limitation any projections or models), any omissions, reliance on information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith, which information relating in any way to the operations of PublicSq. has been derived, directly or indirectly, exclusively from PublicSq. and has not been independently verified by Colombier. Neither the independent auditors of Colombier nor the independent auditors of or PublicSq. audited, reviewed, compiled or performed any procedures with respect to any projections or models for the purpose of their inclusion in the communication and, accordingly, neither of them expressed any opinion or provided any other form of assurances with respect thereto for the purposes of the communication.